Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION, AS AMENDED,

OF

BLUEJAY DIAGNOSTICS, INC.

Bluejay Diagnostics, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the Delaware General Corporation Laws (the “DGCL”), does hereby certify as follows:

FIRST: The name of the Corporation is Bluejay Diagnostics, Inc., the date of filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Secretary of State”) was March 20, 2015, the date of filing of its Amended and Restated Certificate of Incorporation (the “Restated Certificate”) with the Secretary of State was October 22, 2021, the date of filing of a Certificate of Amendment to the Restated Certificate with the Secretary of State was July 21, 2023, the date of filing of a Certificate of Amendment to the Restated Certificate with the Secretary of State was May 14, 2024, the date of filing of a Certificate of Amendment to the Restated Certificate with the Secretary of State was June 17, 2024, the date of filing of a Certificate of Amendment to the Restated Certificate with the Secretary of State was August 23, 2024, and the date of filing of a Certificate of Amendment to the Restated Certificate with the Secretary of State was November 15, 2024.

SECOND: The text of Section 4.1 (Authorized Capital Stock) of Article IV (Capitalization) of the Restated Certificate, as currently amended, is amended and restated in its entirety to read as follows:

“The total number of shares of all classes of capital stock, each with a par value of $0.0001 per share, which the Corporation is authorized to issue is TWO HUNDRED FIFTY-FIVE MILLION (255,000,000) shares, consisting of (a) TWO HUNDRED FIFTYMILLION (250,000,000) shares of common stock (the “Common Stock”), and (b) FIVE MILLION (5,000,000) shares of preferred stock (the “Preferred Stock”). Upon the effectiveness of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation, as amended, each four (4) shares of Common Stock issued and outstanding at such time shall, automatically and without any further action on the part of the Corporation or the holder thereof, be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock (the “January 2026 Reverse Stock Split”). The par value of the Common Stock following the January 2026 Reverse Stock Split shall remain $0.0001 per share. No fractional shares shall be issued, and, in lieu thereof, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock, as determined by the Board of Directors of the Corporation. Each certificate that immediately prior to the effectiveness of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation, as amended, represented shares of Common Stock (an “Old Certificate”) shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.”

THIRD: That resolutions were duly adopted by unanimous written consent of the Board of Directors of the Corporation setting forth this amendment to the Restated Certificate.

FOURTH: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FIFTH: That this amendment will become effective at 12:01 a.m. Eastern Time on January 29, 2026.

IN WITNESS WHEREOF, said corporation has caused this Certificate of Amendment to be signed on its behalf, by Neil Dey, its President and Chief Executive Officer, this 26th day of January, 2026.

BLUEJAY DIAGNOSTICS, INC.

By:	/s/ Neil Dey
Name:	Neil Dey
Title:	President and Chief Executive Officer